SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: June 12, 2026

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from May 1, 2026 to May 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on June 12, 2026

[This is a translation of the Share Buyback Report for the period from May 1, 2026 to May 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on June 12, 2026]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of May 31, 2026)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2025 (Period of Repurchase: May 15, 2025 to May 14, 2026）	100,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	63,156,800		249,999,876,533
Progress of the repurchase (%)	63.16		100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 14, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2025 was concluded by the repurchase on October 27, 2025.

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on February 26, 2026 (Period of Repurchase: November 12, 2025 to May 14, 2026）	90,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	70,793,900		249,999,854,281
Progress of the repurchase (%)	78.66		100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of November 11, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	It was resolved by the Board of Directors as of November 11, 2025 that the repurchase of shares (up to 35 million total number of shares for repurchase and up to 100 billion yen total purchase amount for repurchase of shares) be conducted by an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract. Subsequently, it was resolved by the Board of Directors as of February 5, 2026 and February 26, 2026 that the expansion of the facility for repurchase (up to 90 million revised total number of shares for repurchase and 250 billion yen revised total purchase amount for repurchase of shares) be conducted. The “Progress of the repurchase (%)” is calculated based on the total number of shares for repurchase and total purchase amount for repurchase of shares after the expansion of the facility for repurchase.
Note 4:	The repurchase pursuant to the resolutions approved by the Board of Directors as of November 11, 2025, February 5, 2026 and February 26, 2026 was concluded by the repurchase on March 24, 2026.

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 8, 2026 (Period of Repurchase: May 11, 2026 to May 10, 2027）	230,000,000 (Maximum)		500,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) May 12 May 13 May 14 May 15 May 18 May 19 May 20 May 21 May 22 May 25 May 26 May 27 May 28 May 29	1,898,400 1,858,000 2,878,300 1,132,700 775,300 923,700 791,600 1,452,500 588,000 562,700 482,200 601,400 2,897,300 2,227,800	6,568,722,751 6,811,184,787 9,999,852,894 4,071,590,054 2,807,474,493 3,407,194,920 2,850,198,863 5,166,334,792 2,060,793,176 2,011,504,172 1,723,400,496 2,101,902,682 9,999,215,070 7,680,444,538
Total	—	19,069,900	67,259,813,688
Total number of shares repurchased as of the end of the reporting month	19,069,900		67,259,813,688
Progress of the repurchase (%)	8.29		13.45

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 8, 2026 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of May 31, 2026)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	(Date of cancellation) May 29	184,494,319	577,566,845,402
Total	—	184,494,319	577,566,845,402
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) May 1 May 7 May 8 May 12 May 13 May 14 May 15 May 18 May 19 May 20 May 21 May 22 May 25 May 27 May 29	500 22,000 16,000 14,000 685,500 9,000 34,500 1,000 34,500 19,500 11,000 2,000 7,500 1,500 17,000	1,565,270 68,871,880 50,088,640 43,827,560 2,145,985,170 28,174,860 108,003,630 3,130,540 108,003,630 61,045,530 34,435,940 6,261,080 23,479,050 4,695,810 53,219,180
Total	—	875,500	2,740,787,770
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) May 7	70	219,138
Total	—	70	219,138
Total amount	185,369,889		580,307,852,310

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of May 31, 2026)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	5,965,316,326
Number of treasury stock	75,449,772